Exhibit 99.1

Notice to Convene the Annual General Meeting of Genmab A/S

Company Announcement

●	Genmab A/S to hold Annual General Meeting on Wednesday March 13, 2024

COPENHAGEN, Denmark; February 15, 2024 – Genmab A/S (Nasdaq: GMAB) summons the Annual General Meeting on Wednesday, March 13, 2024, at 2:00 PM CET at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors, and Appendix 2: Proposed new Remuneration Policy is attached.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on X.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 07
Carl Jacobsens Vej 30	www.genmab.com	Page 1/1
2500 Valby, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

To the Shareholders of Genmab A/S

February 15, 2024

ANNUAL GENERAL MEETING

Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend the Annual General Meeting on

Wednesday March 13, 2024, at 2:00 PM CET

at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

Agenda:

1.	Report by the Board of Directors on the Company’s activities during the past year.

2.	Presentation and adoption of the audited Annual Report 2023 and resolution to discharge the Board of Directors and the Executive Management from liability.

3.	Resolution on the distribution of profits as recorded in the adopted Annual Report.

4.	Presentation of an advisory vote on the 2023 Compensation Report.

5.	Election of members of the Board of Directors.

6.	Election of auditor.

7.	Proposals from the Board of Directors:

(a)	Approval of remuneration to the Board of Directors for 2024.

(b)	Indemnification of members of the Board of Directors

(c)	Amendment of the Articles of Association (indemnification scheme)

(d)	Adoption of a Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S.

(e)	Authorizations to the Board of Directors to increase the share capital of the Company and to let the Company issue convertible debt instruments.

(f)	Authorization to Board of Directors to let the Company issue warrants.

Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark

Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884

(g)	Authorization to the Board of Directors to mandate the Company to acquire treasury shares.

8.	Authorization of the chair of the General Meeting.

9.	Any other business.

Complete Proposals

Re item 1 on the agenda:

It is proposed to take note of the report of the Board of Directors.

Re item 2 on the agenda:

It is proposed to adopt the audited Annual Report 2023 and to grant discharge to the Board of Directors and the Executive Management.

Re item 3 on the agenda:

It is proposed that the profit of DKK 4,352 million for the accounting year 2023 be carried forward by transfer to retained earnings.

Re item 4 on the agenda:

It is proposed to approve the 2023 Compensation Report.

Re item 5 on the agenda:

Pursuant to Article 12 of the Company’s Articles of Association, the members of the Board of Directors are elected for a period which expires at the Company's next Annual General Meeting (i.e., for approximately one year). The election period for Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Elizabeth O’Farrell, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen therefore expires at this General Meeting.

The Board of Directors proposes, on the recommendation of the Nominating and Corporate Governance Committee, to re-elect Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Elizabeth O’Farrell, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen.

The members of the Board of Directors proposed for re-election represent four nationalities and 50% of the proposed members are female. Five of the six proposed members are considered independent. In preparation of the recommendation of the Nominating and Corporate Governance Committee, the proposed members’ external time commitments have been carefully assessed, taking into account shareholders’ expectations in this regard.

Information on the nominated candidates including details on their special competencies and additional executive functions/directorships is included in the enclosed Appendix 1.

Re item 6 on the agenda:

The Audit and Finance Committee has completed a selection process for the purpose of the election of a new auditor. The Audit and Finance Committee has evaluated three auditors as part of the process and recommended the election of Deloitte Statsautoriseret Revisionspartnerselskab ("Deloitte") as new auditor. The Audit and Finance Committee has among other factors based its recommendation on Deloitte’s experience and insight into the pharmaceutical industry including that Deloitte best fulfilled the selection criteria and possesses the relevant qualifications and competencies.

In accordance with the Audit and Finance Committee's recommendation the Board of Directors proposes election of Deloitte as the Company’s elected auditor. The Audit and Finance Committee has not been influenced by third parties and has not been subject to any agreement with third parties, which limits the General Meeting’s choice to certain auditors or audit firms.

The Board of Directors further proposes that Deloitte's audit assignment also include the issue of an assurance report on the sustainability reporting in the management review.

Re item 7 (a) on the agenda:

The Board of Directors proposes that the annual base fees for members of the Board of Directors, including the committees thereof, in 2024 shall remain unchanged at the same level as in 2023 and in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S:

-	The annual base fee for members of the Board of Directors shall be DKK 600,000.
-	The chair of the Board of Directors shall receive two times the annual base fee.
-	The deputy chair of the Board of Directors shall receive one and a half times the annual base fee.
-	The Audit and Finance Committee chair shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000.
-	The Compensation Committee chair shall receive an annual fee of DKK 120,000 and the Compensation Committee members an annual fee of DKK 80,000.
-	The Nominating and Corporate Governance Committee chair shall receive an annual fee of DKK 100,000 and the Nominating and Corporate Governance Committee members an annual fee of DKK 70,000.
-	The Scientific Committee chair shall receive an annual fee of DKK 130,000 and the Scientific Committee members an annual fee of DKK 100,000.
-	All committee members shall receive a fee of DKK 10,000 per committee meeting.

Members of the Board of Directors will furthermore receive share-based instruments in the form of restricted stock units in accordance with the applicable Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Re item 7 (b) on the agenda:

The Company has taken out D&O Insurance customary for a company of Genmab's nature, regarding certain personal liability that current and former members of the Company’s Board of Directors (each a “Board Member”) may incur in their capacity of Board Member.

The Danish Business Authority has on April 13, 2023, issued a statement on indemnification of directors and executive managers in Danish limited liability companies. This subject has become relevant because of the increasing difficulties many larger companies are experiencing with obtaining a directors’ and officers’ liability insurance (“D&O Insurance”) on commercially viable terms, particularly in respect of coverage and premium. As a consequence thereof, offering reasonable indemnification schemes is becoming increasingly important in order to attract and retain qualified board members, particularly individuals accustomed to the US market.

In addition to the D&O Insurance the Company has, similar to other Danish larger companies, implemented an indemnification scheme that, in certain cases, covers the liability that Board Members, executive managers and/or managerial employees may incur.

The Company has reviewed the existing indemnification scheme in light of the statement issued by the Danish Business Authority and proposes that the General Meeting adopts a scheme for indemnification of the Board Members on the following general terms and conditions (the “Scheme”):

Subject to certain financial limitations, the Company shall indemnify and hold harmless a Board Member from and against any losses actually and reasonably incurred by such Board Member arising out of actual or potential claims, including costs, expenses, fees, interests, and potential tax liabilities associated therewith, raised by a third party (other than Genmab group companies) against a Board Member in his/her capacity as Board Member. No third party shall be entitled to directly rely on or derive any benefits from the Scheme or have any recourse against the Company on account of the Scheme.

Any indemnification of Board Members under the Scheme shall be secondary to (but not conditioned on) coverage under the Company's D&O Insurance as applicable from time to time (however with the exception of the retention/deductible under the D&O Insurance) and other forms of reasonably available indemnification. The Scheme may thus also provide coverage for losses, which are not covered wholly or partly under the D&O Insurance, as applicable from time to time. The secondary coverage does not imply an obligation on the Company to exhaust any and all opportunities to relieve Board Members from liability. Neither shall it prevent the Company from covering Board Members’ legal defence costs.

Excluded from indemnification under the Scheme are any losses relating to liability incurred by a Board Member arising out of such Board Member’s fraud, criminal offences, wilful misconduct, or gross negligence.

The Scheme shall apply until and including March 12, 2029, or the annual general meeting in 2029 if this is later, and subject to the terms and conditions of the Scheme, covers claims made against a Board Member arising out of or originating from facts or circumstances prior to the expiry of this term and must be notified to the Company no later than March 12, 2034.

The Board of Directors shall set out the detailed terms of the Scheme, including the financial limitations as well as the relevant procedural and administrative regulations governing the Scheme. The Board of Directors shall in this connection obtain advice from one or more reputable insurance brokers and/or underwriters in respect of: i) maintaining a D&O Insurance on commercially reasonable terms including in respect of the applicable retention/deductible, and ii) determining an appropriate maximum coverage for the Scheme. With a view to counter potential conflicts of interests, indemnification of a Board Member’s loss under the Scheme shall always be subject to a legal opinion from a leading independent law firm concluding that the claim concerned is covered by the Scheme.

All claims for indemnification, including if the conduct of a Board Member is covered by the Scheme, shall be processed and determined in accordance with Danish law.

Re item 7 (c) on the agenda:

To provide transparency in respect of the indemnification Scheme proposed adopted under agenda item 7 (b), the Board of Directors proposes that the Scheme be included in the Company's Articles of Association as a new Article 14 following wording:

“The Company has established an indemnification scheme for members of its Board of Directors (each a “Board Member”). Under the indemnification scheme, the Company shall indemnify and hold harmless a Board Member from and against any losses actually and reasonably incurred by such Board Member arising out of actual or potential claims, including costs, expenses, fees, interests, and potential tax liabilities associated therewith, raised by a third party (other than Genmab group companies) against a Board Member in his/her capacity as Board Member. No third party shall be entitled to rely directly on or derive any benefits from the Scheme or have any recourse against the Company on account of the Scheme.

Any indemnification of Board Members under the Scheme shall be secondary to (but not conditioned on) coverage under the Company's directors’ and officers’ liability insurance (“D&O Insurance”) as applicable from time to time (however with the exception of the retention/deductible under the D&O Insurance) and other forms of reasonably available indemnification. The Scheme may thus also provide coverage for losses, which are not covered wholly or partly under the D&O Insurance, as applicable from time to time. The secondary coverage does not imply an obligation on the Company to exhaust any and all opportunities to relieve Board Members from liability. Neither shall it prevent the Company from covering Board Members’ legal defence costs.

Excluded from indemnification under the Scheme are any losses relating to liability incurred by a Board Member arising out of such Board Member’s fraud, criminal offences, wilful misconduct, or gross negligence.

The Scheme shall apply until and including March 12, 2029, or the annual general meeting in 2029 if this is later, and subject to the terms and conditions of the Scheme, covers claims made against a Board Member arising out of or originating from facts or circumstances prior to the expiry of this term and must be notified to the Company no later than March 12, 2034.

The Board of Directors shall set out the detailed terms of the Scheme, including the financial limitations as well as the relevant procedural and administrative regulations governing the Scheme. The Board of Directors shall in this connection obtain advice from one or more reputable insurance brokers and/or underwriters in respect of: i) maintaining a D&O Insurance on commercially reasonable terms including in respect of the applicable retention/deductible, and ii) determining an appropriate maximum coverage for the Scheme. With a view to counter potential conflicts of interests, indemnification of a Board Member’s loss under the Scheme shall always be subject to a legal opinion from a leading independent law firm concluding that the claim concerned is covered by the Scheme.

All claims for indemnification, including if the conduct of a Board Member is covered by the Scheme, shall be processed and determined in accordance with Danish law.”

The proposed new Article 14 will in Danish read:

"Selskabet har etableret en skadesløsholdelsesordning for medlemmer af bestyrelsen (hver især et "Bestyrelsesmedlem"). Ordningen indebærer, at Selskabet holder et Bestyrelsesmedlem skadesløs for eventuelle tab, som Bestyrelsesmedlemmet faktisk og rimeligvis måtte lide som følge af faktiske eller potentielle krav, herunder for omkostninger, udgifter, salærer, renter og dermed forbundne skatteforpligtelser, som måtte blive fremsat af tredjemand (bortset fra selskaber i Genmab-koncernen) over for Bestyrelsesmedlemmet i forbindelse med dennes varetagelse af hvervet som Bestyrelsesmedlem. Tredjemand kan ikke direkte støtte ret på eller kræve udbetaling under Ordningen eller gøre regreskrav gældende mod Selskabet under henvisning til Ordningen.

Enhver skadesløsholdelse af Bestyrelsesmedlemmer i henhold til Ordningen skal anses for sekundær i forhold til (men er ikke betinget af) dækningen under Selskabets til enhver tid gældende ledelsesansvarsforsikring ("Ledelsesansvarsforsikringen") (dog med undtagelse af den til enhver tid værende selvrisiko i henhold til Ledelsesansvarsforsikringen) samt andre former for rimelig tilgængelig skadesløsholdelse. Ordningen dækker således også tab, der ikke dækkes - eller kun dækkes delvist - af Ledelsesansvarsforsikringen. Den sekundære dækning medfører ingen forpligtelse for Selskabet til at udtømme alle muligheder for at fritage Bestyrelsesmedlemmer for ansvar. Den forhindrer heller ikke Selskabet i at dække Bestyrelsesmedlemmers juridiske sagsomkostninger.

Ordningen dækker ikke tab som følge af ansvar pådraget af et Bestyrelsesmedlem som skyldes svig,

strafbare handlinger, forsætlig forsømmelse eller grov uagtsomhed fra et Bestyrelsesmedlems side.

Ordningen løber til og med den 12. marts 2029 eller den ordinære generalforsamling i 2029, hvis det måtte være senere og dækker krav fremsat over for et Bestyrelsesmedlem som følge af forhold eller omstændigheder, der indtræder senest på denne dato, og som anmeldes over for Selskabet senest den 12. marts 2034.

Bestyrelsen fastlægger det nærmere indhold af Ordningen, herunder de økonomiske begrænsninger og proceduremæssige og administrative regler, der skal gælde for Ordningen. Bestyrelsen skal i den forbindelse rådfører sig med en eller flere velrenommerede forsikringsmæglere og/eller forsikringsudbydere med henblik på: i) at opretholde en ledelsesansvarsforsikring på rimelige kommercielle vilkår herunder i relation til selvrisikoen og ii) fastsætte en passende dækningssum for Ordningen. For at imødegå mulige interessekonflikter er enhver skadesløsholdelse af et Bestyrelsesmedlem i henhold til Ordningen altid betinget af, at der er indhentet en juridisk vurdering fra et førende advokatfirma, der fastslår, at kravet er dækket af Ordningen.

Ethvert krav om skadesløsholdelse, herunder hvorvidt et Bestyrelsesmedlems handlinger er dækket af Ordningen, skal behandles og afgøres i henhold til dansk ret."

The proposal implies that the numbering of the subsequent articles of the Articles of Association will be renumbered accordingly.

Re item 7 (d) on the agenda:

The Board of Directors proposes to adopt a new Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Compared to the Remuneration Policy adopted by the General Meeting in 2023, the proposed new Remuneration Policy includes certain changes that are designed to take account of the views expressed by some of our larger shareholders during the engagement process in 2023 and 2024 and intended to enable Genmab to maintain a market competitive compensation program that is aligned with its compensation principles.

These changes include:

●	Eliminate the election grant of restricted stock units to members of the Board of Directors so that newly elected members of the Board of Directors may no longer be granted restricted stock units up to four (4) times the fixed annual base fee upon their election.

●	Increase of the annual grant of restricted stock units for members of the Board of Directors (changes from one (1) time to two and a half (2.5) times the fixed annual base fee), the Deputy Chair (changes from one and a half (1.5) times to two and a half (2.5) times the fixed annual base fee) and for the Chair (changes from two (2) times to three (3) times the fixed annual base fee). The annual grant of restricted stock units for members of the Board of Directors will be made at the constituting board meeting immediately following the Annual General Meeting.

●	Increased shareholding requirement for members of the Board of Directors, so that members of the Board of Directors elected by the General Meeting are required to hold a number of Genmab A/S shares corresponding to four (4) times the annual base fee (increased from three (3) times the annual base fee). The ownership requirement is adjusted so that it may be built up normally over a period ending in the financial year five (5) years after the later of: (i) date of adoption of the requirement or, (ii) the date of election to the Board of Directors, commencement of employment or promotion.

●	Introduction of shareholding build-up requirement for members of the Board of Directors, so that members of the Board of Directors elected by the General Meeting who have not yet satisfied the shareholding requirement are only allowed to sell shares to cover tax liabilities applicable to shares received on the basis of vested restricted stock units (i.e., 100% after-tax retention ratio).

●	Introduction of a post-service shareholding requirement for members of the Board of Directors, so that the shareholding requirement applicable to members of the Board of Directors elected by the General Meeting will continue to apply for six (6) months after a member ceases to be a member of the Board of Directors.

The proposed new Remuneration Policy further includes various minor updates and/or linguistic changes.

The elements of the proposed new Remuneration Policy are designed to be competitive when compared to the compensation programs and levels of compensation in other similar international biotech and biopharmaceutical companies in the U.S. and in Europe.

The proposed new Remuneration Policy has been designed to align the interests of shareholders and the Company’s Board of Directors and Executive Management and will allow the Company to position pay, in a way that enables us to create compensation packages which are attractive internationally and, at the same time, in alignment with our values.

The proposed new Remuneration Policy with the changes described in this agenda item 7(d) is attached as Appendix 2, which is a compare version of changes to the wording of the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Re item 7 (e) on the agenda:

The Board of Directors proposes to replace the Board of Directors’ authorizations in Article 4A (to issue new shares) and Article 5A (to issue convertible debt instruments) of the Articles of Association with new authorizations to the Board of Directors to issue new shares with and without preemption right for the existing shareholders and convertible debt instruments without preemption right for the existing shareholders. The new authorizations can collectively be utilized to increase the share capital of the Company up to a total nominal amount of DKK 6,600,000 for a period of five (5) years from the date of this General Meeting. The Board of Directors thereby proposes to amend Articles 4A, 5A and 5B as set forth below:

"§ 4A.

The Board of Directors is until and including March 12, 2029, authorized to increase the Company's share capital on one or more occasions without pre-emption rights for the existing shareholders by up to nominally DKK 6,600,000 by subscription of new shares. The capital increase can be paid in cash, which is paid in full, or by non-cash payment. The new shares shall carry the same pre-emption rights in connection with future increases, redemption rights, and transferability rights as the Company’s existing shares. The shares shall be negotiable instruments and issued in the name of the holder. The capital increase must be subscribed at a price not lower than the market value.

Further, the Board of Directors is until and including March 12, 2029, authorized to increase the Company's share capital on one or more occasions with preemption rights for the existing shareholders by up to nominally DKK 6,600,000 by subscription of new shares. The capital increase can be paid in cash, which is paid in full, or by non-cash payment. The new shares shall carry the same pre-emption rights in connection with future increases, redemption rights, and transferability rights as the Company’s existing shares. The shares shall be negotiable instruments and issued in the name of the holder.

In connection with the exercise of the authorizations in this Article 4A, the Board of Directors may, however, not increase the nominal share capital by more than a total of DKK 6,600,000. The Board of Directors is authorized to amend the Articles of Association as required in connection with the exercise of these authorizations.

§ 5A.

The Board of Directors is until and including March 12, 2029, authorized to let the Company issue convertible debt instruments in one or more issues, entitling the lender to covert its claim to a maximum of nominally DKK 3,000,000 new shares. However, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued. The Board of Directors is also authorized to complete the consequential increase of the share capital. Convertible debt instruments may be issued against payment in cash or in other ways. The subscription of shares shall be without pre-emption rights for the shareholders and the convertible debt instruments shall be offered at a conversion price that at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The new shares shall carry the same pre-emption rights in connection with future increases, redemption rights, and transferability rights as the Company’s existing shares. The shares shall be negotiable instruments and issued in the name of the holder. The Board of Directors is authorized to determine the detailed terms of the convertible debt instruments and to amend the Articles of Association as required in connection with the exercise of this authorization.

§ 5B.

The authorizations to the Board of Directors set out in Articles 4A and 5A above combined can, subject to the limitations set forth therein, be utilized to increase the share capital by a total of nominally DKK 6,600,000 however, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued.".

The proposed Articles 4A, 5A and 5B will in Danish read:

"§ 4A

Bestyrelsen er til og med den 12. marts 2029 bemyndiget til ad en eller flere gange uden fortegningsret for de eksisterende aktionærer at forhøje Selskabets aktiekapital med indtil nominelt 6.600.000 kr. ved tegning af nye aktier. Forhøjelsen kan ske ved kontant indbetaling, der indbetales fuldt ud, eller apportindskud. De nye aktier skal med hensyn til fortegningsret ved fremtidige forhøjelser, indløselighed og omsættelighed være stillet som selskabets eksisterende aktier. Aktierne skal være omsætningspapirer og lyde på navn. De nye aktier skal udstedes til en kurs, der ikke er lavere end markedskursen.

Endvidere er bestyrelsen til og med den 12. marts 2029 bemyndiget til ad en eller flere gange med fortegningsret for de eksisterende aktionærer at forhøje selskabets aktiekapital med indtil nominelt 6.600.000 kr. ved tegning af nye aktier. Forhøjelsen kan ske enten ved kontant indbetaling, der indbetales fuldt ud, eller apportindskud. De nye aktier skal med hensyn til fortegningsret ved fremtidige forhøjelser, indløselighed og omsættelighed være stillet som selskabets eksisterende aktier. Aktierne skal være omsætningspapirer og lyde på navn.

Ved udnyttelse af bemyndigelserne i denne § 4A kan bestyrelsen dog maksimalt forhøje selskabets aktiekapital med i alt nominelt 6.600.000 kr. Bestyrelsen bemyndiges til at foretage de ændringer i selskabets vedtægter, som måtte være nødvendige som følge af bestyrelsens udnyttelse af disse bemyndigelser.

§ 5A

Bestyrelsen er til og med den 12. marts 2029 bemyndiget til ad én eller flere gange at lade selskabet udstede konvertible gældsbreve med en ret for långiver til at konvertere sin fordring til maksimalt nominelt DKK 3.000.000 nye aktier. Dog kan antallet af aktier blive højere på grund af efterfølgende reguleringer af de konvertible gældsbreve i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af de konvertible gældsbreve. Bestyrelsen bemyndiges samtidig til at gennemføre de dertil hørende kapitalforhøjelser. Konvertible gældsbreve kan udstedes mod kontant indbetaling eller på anden måde. Tegningen skal ske uden fortegningsret for aktionærerne og de konvertible gældsbreve skal udbydes til en konverteringskurs, som mindst svarer til aktiernes markedskurs på tidspunktet for bestyrelsens beslutning. De nye aktier skal med hensyn til fortegningsret ved fremtidige forhøjelser, indløselighed og omsættelighed være stillet som selskabets eksisterende aktier. Aktierne skal være omsætningspapirer og lyde på navn. Bestyrelsen bemyndiges til at fastsætte de nærmere vilkår for de konvertible gældsbreve der udstedes i henhold til bemyndigelsen i denne § 5A, samt til at foretage de ændringer i selskabets vedtægter, som måtte være nødvendige som følge af bestyrelsens udnyttelse af bemyndigelsen.

§ 5B

Bemyndigelserne til bestyrelsen i henhold til § 4A og § 5A ovenfor kan, med forbehold for de deri nævnte begrænsninger, tilsammen udnyttes til at forhøje selskabets kapital med op til nominelt DKK 6.600.000. Dog kan antallet af aktier blive højere på grund af efterfølgende reguleringer af de konvertible gældsbreve i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af de konvertible gældsbreve."

Re item 7(f) on the agenda:

The Board of Directors proposes that the Board of Directors is authorized to issue additional 750,000 warrants to employees of the Company as well as employees of the Company’s directly and indirectly owned subsidiaries (excluding the Company's Executive Management), entitling the holder to subscribe for shares in the Company up to a nominal value of DKK 750,000. With this authorization to issue up to an additional 750,000 warrants, the maximum potential dilution in consequence of the exercise of warrants (including the outstanding warrants and the aggregate unused part of the existing authorizations) is kept below 5% of the share capital. The proposal includes amendment of Article 5 to read as follows:

"§ 5.

By decision of the General Meeting on March 29, 2019, the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company’s shares up to a nominal value of DKK 500,000 to the Company's employees as well as employees of the Company’s directly and indirectly owned subsidiaries, excluding the Company's executive management, and to make the related capital increases in cash up to a nominal value of DKK 500,000. The Board of Directors has issued 500,000 warrants and re-issued 79,266 warrants under this authorization. This authorization shall remain in force for a period ending on March 28, 2024.

Furthermore, by decision of the General Meeting on April 13, 2021, the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company’s shares up to a nominal value of DKK 750,000 to the Company's employees as well as employees of the Company’s directly and indirectly owned subsidiaries, excluding the Company's executive management, and to make the related capital increases in cash up to a nominal value of DKK 750,000, however, the nominal increase of the share capital may be higher due to subsequent adjustments of the warrants in accordance with the adjustment clauses determined by the Board of Directors when the warrants are issued. The Board of Directors has issued 247,006 warrants and re-issued 17,868 warrants under this authorization. This authorization shall remain in force for a period ending on April 12, 2026.

Furthermore, by decision of the General Meeting on March 13, 2024, the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe the Company’s shares up to a nominal value of DKK 750,000 to the Company's employees as well as employees of the Company’s directly and indirectly owned subsidiaries, excluding the Company's executive management, and to make the related capital increases in cash up to a nominal value of DKK 750,000, however, the nominal increase of the share capital may be higher due to subsequent adjustments of the warrants in accordance with the adjustment clauses determined by the Board of Directors when the warrants are issued. This authorization shall remain in force for a period ending on March 12, 2029.

The authorizations entitle the Board of Directors to issue warrants to the Company’s employees as well as employees of the Company’s directly and indirectly owned subsidiaries however, with the authorizations of

March 29, 2019, April 13, 2021, and March 13, 2024, not comprising the Company's executive management. Subject to the rules in force at any time, the Board of Directors may re-use or re-issue lapsed nonexercised warrants, if any, provided that the re-use or re-issue occurs under the same terms and within the time limitations set out in the relevant authorization. Re-use is to be construed as the Board of Directors' entitlement to let another party enter into an existing agreement on warrants. Re-issue is to be construed as the Board of Directors' option to re-issue new warrants under the same authorization, if previously issued warrants have lapsed. One warrant shall give the right to subscribe one share with a nominal value of DKK 1 at a subscription price per share determined by the Board of Directors which, however, shall be no less than the market price per share of the Company’s shares at the time of issue.

The Board of Directors is authorized to set out more detailed terms for the warrants, and to amend the Articles of Association as required in connection with the exercise of these authorizations.

The existing shareholders of the Company shall not have a right of preemption in connection with issue of shares on the basis of warrants. The shares that are issued through the exercise of warrants shall carry the same pre-emption rights in connection with future increases, redemption rights, and transferability rights as the Company’s existing shares. The shares shall be negotiable instruments and issued in the name of the holder.

The Board of Directors has exercised the above authorizations as stipulated in schedule A which is an integral part of these articles.”

The proposed Article 5 will in Danish read:

"§ 5

”Ved generalforsamlingsbeslutning af 29. marts 2019 er bestyrelsen bemyndiget til ad en eller flere gange at udstede yderligere warrants til tegning af selskabets aktier med indtil nominelt 500.000 kr. til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber, med undtagelse af medlemmerne af selskabets direktion, og til at gennemføre de dertil relaterede kontante kapitalforhøjelser på indtil nominelt 500.000 kr. Bestyrelsen har udstedt 500.000 warrants samt genudstedt 79.266 warrants under denne bemyndigelse. Denne bemyndigelse skal være gældende i perioden frem til 28. marts 2024.

Yderligere er bestyrelsen ved generalforsamlingsbeslutning af 13. april 2021 bemyndiget til ad en eller flere gange at udstede yderligere warrants til tegning af selskabets aktier med indtil nominelt 750.000 kr. til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber, med undtagelse af medlemmerne af selskabets direktion, og til at gennemføre de dertil relaterede kontante kapitalforhøjelser på indtil nominelt 750.000 kr., dog kan den nominelle forhøjelse af selskabskapitalen blive højere på grund af efterfølgende reguleringer af warranterne i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af warranterne. Bestyrelsen har udstedt 247.006 warrants samt genudstedt 17.868 warrants under denne bemyndigelse. Denne bemyndigelse skal være gældende i perioden frem til og med 12. april 2026.

Yderligere er bestyrelsen ved generalforsamlingsbeslutning af 13. marts 2024 bemyndiget til ad en eller flere gange at udstede yderligere warrants til tegning af selskabets aktier med indtil nominelt 750.000 kr. til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber, med undtagelse af medlemmerne af selskabets direktion, og til at gennemføre de dertil relaterede kontante kapitalforhøjelser på indtil nominelt 750.000 kr., dog kan den nominelle forhøjelse af selskabskapitalen blive højere på grund af efterfølgende reguleringer af warranterne i henhold til de reguleringsbestemmelser, der er fastlagt af bestyrelsen ved udstedelsen af warranterne. Denne bemyndigelse skal være gældende i perioden frem til og med 12. marts 2029.

Bemyndigelserne giver ret til at udstede warrants til selskabets medarbejdere samt medarbejdere i selskabets direkte og indirekte ejede datterselskaber dog med undtagelse af bemyndigelserne af 29. marts 2019, 13. april 2021 og 13. marts 2024, som ikke omfatter medlemmerne af selskabets direktion.

Bestyrelsen kan efter de til enhver tid gældende regler genanvende eller genudstede eventuelle bortfaldne ikke udnyttede warrants, forudsat at genanvendelsen eller genudstedelsen finder sted inden for de vilkår og tidsmæssige begrænsninger, der fremgår af den pågældende bemyndigelse. Ved genanvendelse forstås adgang for bestyrelsen til at lade en anden aftalepart indtræde i en allerede bestående aftale om warrants. Ved genudstedelse forstås bestyrelsens mulighed for inden for samme bemyndigelse at genudstede nye warrants, hvis allerede udstedte warrants er bortfaldet. En warrant skal give ret til at tegne nominelt 1 kr. aktie til en af bestyrelsen fastsat tegningskurs pr. aktie, der dog ikke kan være lavere end markedskursen på selskabets aktier på tildelingstidspunktet.

Bestyrelsen er berettiget til at fastsætte nærmere vilkår for de warrants, der udstedes i henhold til bemyndigelserne, samt til at foretage de ændringer i selskabets vedtægter, som måtte være nødvendige som følge af bestyrelsens udnyttelse af bemyndigelserne.

Selskabets aktionærer skal ikke have fortegningsret til de på grundlag af warrants udstedte aktier. Aktier, der tegnes ved udnyttelse af warrants, skal med hensyn til fortegningsret ved fremtidige forhøjelser, indløselighed og omsættelighed være stillet som selskabets eksisterende aktier. Aktierne skal være omsætningspapirer og lyde på navn.

Bestyrelsen har udnyttet bemyndigelserne indeholdt i § 5 som anført i bilag A, som er vedlagt vedtægterne og udgør en integreret del heraf.”

Re item 7 (g) on the agenda:

The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors to allow the Company to acquire treasury shares up to a total nominal amount of DKK 3,500,000 and until and including March 12, 2029. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen A/S at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital.

Re item 8 on the agenda:

The Board of Directors proposes that the chair of the General Meeting is authorized to register the resolutions passed by the General Meeting with the Danish Business Authority and to make such amendments and additions thereto or therein, including the Articles of Association of the Company, as the Danish Business Authority may require for registration.

-o0o-

The proposals under items 7 (c), 7 (e), and 7(f) of the agenda are required to be adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the General Meeting. The proposals under the remaining items of the agenda are required to be adopted by a simple majority of votes.

The Company's share capital amounts to DKK 66,074,535 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

__________

In accordance with Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than February 20, 2024: (1) the notice (including Appendix 1 and 2 thereto) of the Annual General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Annual General Meeting, (5) the Annual Report for 2023, (6) the 2023 Compensation Report, and (7) forms needed to register for the Annual General Meeting and possible proxy voting and post voting.

Registration Date: A shareholder’s right to participate in and vote at the Annual General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Wednesday March 6, 2024.

Registering attendance: Shareholders who wish to attend the Annual General Meeting must register their attendance no later than Friday March 8, 2024, by:

●	Visiting the Company’s website www.genmab.com or Euronext Securities’ website https://www.euronext.com/cph-agm no later than 11:59 PM CET to register electronically; or
●	Returning the enclosed registration form – duly completed and signed – to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark by post no later than 11:59 PM CET or by e-mail to CPH-investor@euronext.com; or
●	Contacting Genmab A/S, Investor Relations, Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark either in person or in writing no later than 10:00 AM CET; or
●	Contacting Euronext Securities telephonically at +45 43 58 88 66 no later than 10:00 AM CET.

As a prerequisite for attending, shareholders must provide an e-mail address when registering their attendance, as information on how to register attendance at the General Meeting will be sent to the individual shareholders via e-mail immediately following registration. Attendance in person also requires the shareholder to log onto the General Meeting Portal using the registration mail with the QR code on a smartphone or a tablet to verify admission and to vote.

It is the shareholders’ responsibility to make sure they can log onto the General Meeting Portal, but assistance will be available at the entrance.

Shareholders may bring their own phone/tablet or ask to borrow a pre-set device from Euronext Securities.

Voting: Voting will take place via the General Meeting Portal. Shareholders must log on to the portal in order to be able to vote. Shareholders who have granted proxies or voted by post prior to the General Meeting will not be able to vote during the General Meeting.

Proxy vote: Shareholders who do not expect to be able to participate in the General Meeting may:

●	Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
●	Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
●	Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or Euronext Securities’ website https://www.euronext.com/cph-agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CET on Friday March 8, 2024. You may alternatively complete and sign the enclosed proxy form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-investor@euronext.com so that it is received by Euronext Securities by 11:59 PM CET on Friday March 8, 2024.

Postal vote: Shareholders who do not expect to be able to participate in the General Meeting may also vote by post:

Go to the Company’s website www.genmab.com or https://www.euronext.com/cph-agm to vote by post. This must be completed by 10:00 AM CET on Tuesday March 12, 2024. You may alternatively complete and sign the enclosed postal voting form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-investor@euronext.com so that it is received by Euronext Securities by 10:00 AM CEST on Tuesday March 12, 2024.

Please note that you may either assign a proxy or vote by post, but not both.

Any shareholder, to whom an admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the Company - preferably before Friday March 8, 2024.

Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the Company’s management in writing about matters of importance to the assessment of the Annual Report 2023, the Company’s position or any of the other matters which are to be transacted at the General Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Senior Vice President, Global Communications & Corporate Affairs (mmp@genmab.com) or to Andrew Carlsen (EU), Vice President, Head of Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may be neglected if the shareholder asking the question is not represented at the General Meeting. At the General Meeting, the shareholders may also ask questions to the Company’s management about the above matters and may ask questions regarding the Annual Report 2023 to the auditor appointed by the General Meeting.

Webcast: Shareholders who are not attending the Annual General Meeting can watch the live webcast on the Company’s website www.genmab.com. The live webcast is publicly accessible and requires no registration.

Processing of personal data: The Company processes personal data about its shareholders in connection with the General Meeting. Please see Genmab A/S' Privacy Policy available on the Company's website: https://www.genmab.com/privacy/shareholders-genmab/  for details.

Copenhagen, February 15, 2024

On behalf of the Board of Directors

Deirdre P. Connelly

Chair

Scan the QR code with your smartphone or tablet to go to the registration site.

Candidates for the Board of Directors

Deirdre P. Connelly

Female, Hispanic/American, 63

Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Audit and Finance Committee and the Compensation Committee

First elected 2017, current term expires 2024

Special Competencies
Deirdre P. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and experience with business turnaround and product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR executive, Deirdre P. Connelly also has valuable insight in corporate culture transformation, talent development and managing large organizations. She furthermore has significant experience with the development of governance and ESG responsibilities from various leadership roles and as a board member. Deirdre P. Connelly is former President of U.S. Operations of Eli Lilly and Company and former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Member: Lincoln Financial Corporation[1], Macy’s Inc.[2]

1.

Chair of Corporate Governance Committee, Member of Audit Committee

2.

Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee

Pernille Erenbjerg

Female, Danish, 56

Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2024

Special Competencies
Pernille Erenbjerg has broad executive management and business experience from the telecoms, media and tech industries. She has extensive expertise in operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation, and has been responsible for major transformation processes in complex organizations including M&A. Pernille Erenbjerg furthermore has significant IT and cybersecurity expertise and ESG experience from various executive and non-executive positions. She has a Certified Public Accountant background (no longer practicing) and has a comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Pernille Erenbjerg is former CEO and President of TDC Group A/S. Pernille Erenbjerg is an audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies.

Current Board Positions
Chair: KK Wind Solutions*

Deputy Chair: Millicom[1]

Member: RTL Group[2], GlobalConnect*

1. Chair of Compensation Committee

2. Chair of Audit Committee

Rolf Hoffmann

Male, German, 64

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee

First elected 2017, current term expires 2024

Special Competencies
Rolf Hoffmann has more than 30 years’ experience in senior management and as a board member in the life science industry worldwide. He has significant expertise in creating and optimizing commercial opportunities in global markets and has managed companies across multiple continents with multibillion P&L and cross-functional accountability. Rolf Hoffmann furthermore has knowledge and experience with governance, compliance and ensuring organizational efficiency from various management positions as well as from being a board member. Rolf Hoffmann has held a variety of sales and marketing and executive management positions with Eli Lilly and Company, and is former Senior Vice President, International Commercial Operations and former Senior Vice President, U.S. Commercial Operations with Amgen.

Current Position, including Managerial Positions
Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions:
Member: IDT Biologika, Semdor Pharma*, Sun Pharmaceutical Industries Ltd.

* Companies marked with an asterisk (*) are non-public companies

Candidates for the Board of Directors

Elizabeth O’Farrell

Female, American, 59

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Compensation Committee

First elected 2022, current term expires 2024

Special Competencies

Elizabeth O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Elizabeth O’Farrell has significant knowledge and expertise with driving paradigm changing contributions within finance and the enterprise through collaboration and influence. In addition to experience at Price Waterhouse and Whipple & Company Corporation, Elizabeth O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer. Elizabeth O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies.

Current Board Positions

Chair: PDL BioPharma*

Member: LENSAR[1], Geron Corporation[1], Karius*[1]

1.

Chair of Audit Committee

Paolo Paoletti, M.D.

Male, Italian/American, 73

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee

First elected 2015, current term expires 2024

Special Competencies

Paolo Paoletti has extensive experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible for the development of several medicines approved globally and the related global commercial strategies. As an executive, he has led cross-functional teams on the development and registration of medicines and has been responsible for all compliance aspects for the R&D organization. Paolo Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S., in Europe and in Japan. He furthermore has significant experience with governance from various leadership roles and as a board member. Paolo Paoletti is former Vice President of Oncology Clinical Development with Eli Lilly and Company, former President of GSK Oncology with GlaxoSmithKline and former CEO of GAMMADELTA Therapeutics.

Current Position, including Managerial Positions

Member of the Investment Committee for Apollo Therapeutics Limited*

Scientific Advisor for 3B Future Health Fund*

Current Board Positions

None

Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 72

Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee and Member of the Scientific Committee and the Nominating and Corporate Governance Committee

First elected 2003, current term expires 2024

Special Competencies

Anders Gersel Pedersen has more than 30 years’ board and management experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as solid business experience. Anders Gersel Pedersen furthermore has extensive experience with the global pharmaceutical market and has built comprehensive knowledge and insight in governance and the development of ESG responsibilities from various leadership roles and as a board member. Anders Gersel Pedersen is former Executive Vice President of Research & Development of H. Lundbeck.

Current Board Positions

Chair: Aelis Farma S.A.S.

Deputy Chair: Bavarian Nordic A/S1

Member: Hansa Biopharma AB2, Bond 2 Development GP Limited*

1.

Member Finance, Risk and Audit Committee, Member of Science, Technology & Investment Committee

2.

Chair of Scientific Committee, Member of Remuneration Committee

* Companies marked with an asterisk (*) are non-public companies

Appendix 2: Remuneration Policy Page 1 THE REMUNERATION POLICY FOR THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF GENMAB A/S The Compensation Committee’s remit – as defined by our Charter (which can be found at www.genmab.com) is to assist the Board of Directors in carrying out its responsibilities relating to compensation. The development of a Remuneration Policy that allows us to recruit talented experts at all levels directly supports our vision. This is essential to our business strategy and long-term sustainability supporting Genmab A/S' abilities to recruit, retain and motivate competent and loyal members to the Board of Directors and the Executive Management. This is as true for the Board of Directors as it is for the Executive Management. As Genmab’s business continues to evolve and expand, as well as increase in complexity, we will require new capabilities for areas in which we have not previously operated. The biotechnology space, and in particular the oncology sector, are not only fast -evolving but highly competitive. The pool of talent for people with the skills and knowledge Genmab A/S needs is competitive and relatively small, even at a global level. Since Genmab A/S’ business strategy is extremely focused and targeted, our talent pools are consequently very small and specialized. Our ability to attract and retain talented leaders in key roles is fundamental to execution of our long-term plan. The key principles that guide our Remuneration Policy are: (1) the alignment of interest between the members of Genmab A/S’ management bodies and Genmab A/S’ shareholders; (2) the ability to attract and retain talent internationally; and (3) the desire to link compensation to performance measured on the basis of our financial fundamentals, non-financial value drivers, the share price and our corporate social responsibility focus areas. The scope of the Remuneration Policy This Remuneration Policy has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act. The Remuneration Policy applies to the compensation of members of the Board of Directors and the Executive Management. “Executive Management” consists of the members of executive management of Genmab A/S registered with the Danish Business Authority. Compensation of other key employees is not subject to this Remuneration Policy. The decision-making process for setting the Remuneration Policy In accordance with the Compensation Committee’s Charter, the Compensation Committee makes proposals on the Remuneration Policy of the Board of Directors and the Executive Management, for the approval of the Board of Directors. The Remuneration Policy is subsequently submitted to the shareholders for approval at a general meeting of Genmab A/S. As part of the deliberations to ensure a market-based and appropriate Remuneration Policy for Genmab A/S, the compensation of the Board of Directors and the Executive Management is researched and benchmarked by external advisors on behalf of the Compensation Committee. In order to ensure that Genmab A/S can source the best

Appendix 2: Remuneration Policy Page 2 talent from a global and diverse pool of executives and directors – in particular those with experience and insight in the field of oncology in the United States – it is important that we are able to offer compensation packages that are competitive with US-based peer companies. In the event that the Compensation Committee believes that it is necessary to change the Remuneration Policy, it will make recommendations to the Board of Directors for approval. The Remuneration Policy will normally be assessed and reviewed on an annual basis to ensure that it remains aligned to Genmab A/S’ business strategy and priorities. Revisions to the Remuneration Policy will be submitted to shareholders for adoption at a general meeting of Genmab A/S. It is the responsibility of the Board of Directors to approve the compensation arrangements and to ensure that the Remuneration Policy is implemented. The Compensation Committee assists the Board of Directors with the implementation of the Remuneration Policy by: - overseeing the performance of the Executive Management and discussing the annual compensation for each member of the Executive Management, including salary, bonus, incentive and equity compensation; - reviewing and making recommendations to the Board of Directors regarding the goals of Genmab A/S’ Chief Executive Officer (CEO), evaluating CEO performance in light of these objectives, and making recommendations concerning CEO compensation consistent with Genmab A/S’ philosophy (the results of the annual CEO evaluation are considered when recommending CEO salary and other compensation to the Board of Directors); - reviewing and making recommendations, on the recommendation of the CEO, to the Board of Directors regarding the goals of any other members of the Executive Management whose compensation is within the remit of the Compensation Committee; - reviewing recruitment compensation packages for new members of the Executive Management and termination packages for existing members of the Executive Management and providing recommendations for approval by the entire Board of Directors; - periodically reviewing whether shareholding requirements applicable to the Executive Management, as set out in the Remuneration Policy (in addition to the service agreements of the Executive Management), are being adhered to; - reviewing the market data on the fees of the members of the board of directors in competing international biotech and pharma companies in order to recommend the cash and share-based elements of compensation for the Board of Directors; - reviewing on an annual basis Genmab A/S’ approach to all-employee compensation programs, including share-based programs and benefit plans; - reviewing and making recommendations concerning long-term incentive compensation plans, including the use of share-based plans; and - overseeing that the information in the Annual Report and Compensation Report regarding the compensation of the Board of Directors and the Executive Management is correct, true and sufficient.

Appendix 2: Remuneration Policy Page 3 Managing potential conflicts of interest According to the Compensation Committee Charter, the Compensation Committee shall ensure that any compensation advisor of the Compensation Committee shall sign a declaration of independence. The Committee also ensures that members of the Executive Management are not involved in the determination of their own compensation arrangements. It is the assessment of the Board of Directors that, since the compensation of the Executive Management is determined by the Board of Directors based on the Compensation Committee's recommendation and the compensation of the Board of Directors as well as the Remuneration Policy is subject to shareholder approval at the general meeting, there is no conflict of interest. Genmab A/S’ strategy and link to compensation At Genmab A/S, our approach to compensation supports and reinforces our long-term business strategy and rewards sustained value creation. Our strategy has three prongs as follows: 1. Turn science into medicine - Generate differentiated antibody therapeutics with significant commercial potential 2. Build a profitable and successful biotech - Maintain a flexible and capital efficient model - Maximize relationships with partners - Retain ownership of select products 3. Focus on core competence - Identify the best disease targets - Develop unique best-in-class or first-in-class antibodies - Develop next generation technologies The principles on which the Remuneration Policy is based are as follows:  To align and balance the interests of Genmab A/S' Board of Directors and Executive Management with those of shareholders.  To attract, retain and motivate the members of the Board of Directors and the Executive Management.  To be competitive compared to other similar international biotech and biopharmaceutical companies.

Appendix 2: Remuneration Policy Page 4 The variable compensation of the Executive Management depends on the achievement of specific Key Performance Indicators (KPIs) and performance goals that relate to the performance of the executive member in question and to Genmab A/S’ short and long-term business results. The KPIs and performance goals that the Board of Directors sets for the purposes of Genmab A/S’ incentive arrangements – both annual and share-based – are directly linked to the business strategy and our annual business plans. The KPIs/performance goals may be financial, operational and/or strategic and organizational: Financial: examples include revenue, operating income, relative Total Shareholder Return (TSR). Operational: examples include maximization of the research and development pipeline process, product launches, management of partnerships and identifying new partnerships. Strategic & Organizational: examples include Environmental, Social and Governance (ESG) and organizational design. The Compensation Report provides a discussion of the peer groups and benchmarking analyses used by the Compensation Committee for the most recently completed financial year (see the Compensation Report at www.genmab.com).

Appendix 2: Remuneration Policy Page 5 Compensation of the Board of Directors1 Purpose and Link to Strategy Description of Component Relative Share of Component Base fees Ensure Genmab A/S can attract and retain qualified individuals to the Board of Directors. Each member of the Board of Directors receives a fixed annual base fee. The Chair of the Board of Directors receives two (2) times the fixed annual base fee, and the Deputy Chair receives one and a half (1.5) times the fixed annual base fee. In addition to the fixed annual base fee, a member of a board committee may receive a supplemental annual fee per committee and a fee per committee meeting attended. Fee levels for directors are reviewed by the Board of Directors annually. When reviewing fees, reference is made to fees payable in Genmab A/S’ peer group as determined from time to time (see the relevant Compensation Report), the extent of the duties performed and the expected time commitment of the role. The fixed annual base fee as well as the supplemental annual fee per committee and the fee per committee meeting attended must be approved annually at Genmab A/S’ Annual General Meeting based upon a proposal by the Board of Directors. For the financial year 2021 (the first year of operation of the revised Remuneration Policy) the illustrative fee levels proposed are as follows: - Annual base fee of DKK 600,000 – Chair receives two (2) times the fixed annual base fee, and the Deputy Chair receives one and a half (1.5) times the fixed annual base fee. - Audit and Finance Committee membership fee of DKK 100,000 with Chair receiving fee of DKK 150,000, plus a fee per meeting of DKK 10,000. - Compensation Committee membership fee of DKK 80,000 with Chair receiving fee of DKK 120,000, plus a fee per meeting of DKK 10,000. - Nominating and Corporate Governance Committee membership fee of DKK 70,000 with Chair receiving fee of DKK 100,000, plus a fee per meeting of DKK 10,000. - Scientific Committee membership fee of DKK 100,000 with Chair receiving fee of DKK 130,000, plus a fee per meeting of DKK 10,000. The typical proportion of cash fees as a relative share of the Board of Directors’ compensation is between 4530% to 5075%. 1 Please note that as far as compensation of employee-elected members of the Board of Directors is concerned, it is only compensation in their capacity as members of the Board of Directors that is covered by the Remuneration Policy.

Appendix 2: Remuneration Policy Page 6 Purpose and Link to Strategy Description of Component Relative Share of Component Share-based instruments Share-based instruments1 constitute a common part of the compensation paid to members of the board of directors in competing international biotech and biopharmaceutical companies and in U.S. biotech companies in particular. The allocation of time-vested RSUs is intended to reinforce the alignment of interest between shareholders and the Board of Directors as well as being a necessary part of their compensation to ensure that Genmab A/S is competitive in the international market and to be able to attract and retain highly-qualified members of the Board of Directors on a continuous basis. It is not deemed to be an incentive device, but rather a compensatory element to ensure alignment with shareholder interests. The share-based instruments granted to the Board of Directors may be in the form of restricted stock units (RSUs). A new member of the Board of Directors may be granted RSUs upon election corresponding to a fair value calculated (at the time of grant) of up to four (4) times the fixed annual base fee. The fair value of each RSU is equal to the closing market price on the date of grant. In addition, tThe members of the Board of Directors and the Deputy Chair may be granted RSUs on an annual basis corresponding to a fair value (at the time of grant and calculated as set out above) of up to two and a half (2.5)one (1) times the fixed annual base fee , and for the Chair the fair value shall be of up to three (3)two (2) times the fixed annual base fee and for the Deputy Chair the fair value shall be of up to one point five (1.5) times the fixed annual base fee. A new member of the Board of Directors, who did not receive a normal annual RSU grant at the same time as the other continuing members of the Board of Directors, may be granted RSUs upon election corresponding to a fair value calculated (at the time of grant) based on a normal annual RSU grant (i.e., up to two and a half (2.5) times the fixed annual base fee), with proration for the applicable time served in the initial year of appointment; the proration shall be based on the number of calendar days served as a member of the Board of Directors until the next annual general meeting (up to a maximum of 365 days) divided by 365. RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Remuneration Policy. To ensure the Board of Directors’ independence and supervisory function, vesting of RSUs granted to members of the Board of Directors shall not be subject to fulfilment of forward-looking performance criteria. The vesting period starts at the time of grant of the RSUs. If a member of the Board of Directors ceases to be a member of the Board of Directors for any reason other than death, unvested RSUs will be prorated based on time-served and such prorated RSUs will remain outstanding and continue to vest. Unvested RSUs will be forfeited upon death. Upon vesting, the holder of an RSU will receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK 1 per share as determined by the Board of Directors. In the event of a change in control of Genmab A/S, the RSUs will vest in their entirety on a “double trigger” accelerated basis if the member of the Board of Directors is replaced by a new board member or such member’s seat on the Board of Directors is eliminated due to a reduction in the number of board members. The typical proportion of share-based compensation as a relative share of the Board of Directors’ compensation is between 2550% - 7055%.

Appendix 2: Remuneration Policy Page 7 The RSUs will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs, i.e. roll over or exchange into equivalent awards. Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs. 1 The compensation of the members of the Board of Directors shall not include share options or warrants but may include annual awards of RSUs. Genmab A/S is mindful that the Danish Corporate Governance Recommendations expressly say that the compensation of the Board of Directors partly in shares at market value does not contravene with the recommendations.

Appendix 2: Remuneration Policy Page 8 Compensation to the Executive Management Purpose and Link to Strategy Description of Component Maximum Opportunity Performance Metrics Relative Share of Component Base Salary Reflect the individual’s skills and experience, role and responsibilities. Members of the Executive Management receive a fixed annual base salary for their day-to-day job. Salaries are usually denominated either in DKK, EUR or USD. Annual salary increases will typically not exceed the relevant market norms in terms of percent increase and will take into account increases for Genmab A/S’ employees as a whole. Any increase shall be based both on individual and Genmab A/S’ performance as well as benchmark analyses. 2015% to 2520% Pension Provide a framework to save for retirement. Members of the Executive Management are entitled to pension contribution. Fixed amount or percentage of base salary. Not applicable <5% Other Benefits Provide competitive benefits. Additional benefits may also be provided in order to compensate members of the Executive Management working away from their normal country of residence. In addition to usual perquisites, the members of the Executive Management may receive non-monetary benefits such as (but not limited to) health and accident insurance, life assurance, retirement benefits, company cars, telephones and the reimbursement of the costs of tax advice. Where members of the Executive Management are required to work away from their normal country of residence, they are entitled to a payment to offset any additional tax in their place of work versus their resident country. On recruitment it may be necessary to provide for relocation and/or expatriation and the Policy The maximum opportunity depends on the cost of the benefits to Genmab A/S. None <5%5% to 15%

Appendix 2: Remuneration Policy Page 9 Purpose and Link to Strategy Description of Component Maximum Opportunity Performance Metrics Relative Share of Component expressly allows for this; Genmab A/S may pay for such based on approval from the Board of Directors on the basis that the Board of Directors shall agree to pay no more than is necessary. Annual Cash Bonus Motivate members of the Executive Management to achieve key objectives on an annual basis A portion of the earned bonus shall be delivered in the form of RSUs in order to further align the interest of the Executive Management with the long-term interests of our shareholders A non-share-based instrument, either as a bonus scheme or annual incentive arrangement, may have a term of one or more years and/or be dependent on the occurrence of one or more specific predefined events affecting Genmab A/S. Such bonus may also be a loyalty bonus or any similar cash bonus. Annual bonuses are paid in cash, with a portion convertible into deferred RSUs, following the determination of achievement against performance goals and KPIs (see page 4 of this Remuneration Policy). Irrespective of the description of the RSU component in the share-based compensation section below, deferred RSUs shall not be subject to prorated vesting or forward-looking performance criteria. Members of the Executive Management may receive a maximum annual bonus of 150% (for the CEO) and 90% (for other members of Executive Management) of their annual base salaries dependent on their positions, calculated before any pension contribution and bonus payment, based on their achievement of certain predetermined and well- defined annual milestones. Bonuses are usually either denominated in DKK, EUR or USD. Achievement is based on predetermined and well-defined annual performance goals or KPIs whether financial or strategic, directly linked to Genmab A/S’ business strategy and desire to generate sustainable value. The KPIs/performance goals may be personal relating to the member of the Executive Management’s own performance, or they may be based on the results of Genmab A/S, the results of one or more business units of Genmab A/S, and/or the occurrence of a specific event. Whether a bonus is paid or not will depend on the extent to which the KPIs and/or performance goals are met and the targets reached. The Compensation Committee reviews, at the end of the year, the performance against each of the measures and targets set, and makes recommendations to the Board of Directors. The assessment as to whether the financial KPIs are achieved will generally be made on the basis of the audited Annual Report. 1510% to 2515%

Appendix 2: Remuneration Policy Page 10 Purpose and Link to Strategy Description of Component Maximum Opportunity Performance Metrics Relative Share of Component Bonus payments above 100% of base salary (for the CEO) and above 60% of base salary (for other members of Executive Management) shall be delivered in the form of deferred RSUs that vest on the first banking day of the month following a period of three (3) years from the date of grant. The degree of achievement of the non-financial performance goals and/or KPIs will be assessed on the basis of externally and/or internally validated determinations. Share-based Compensation – Restricted Stock Units Motivate members of the Executive Management to achieve short-term and long-term goals and business strategies and thereby support sustainability. Aligns to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share-based instruments constitute a common part of compensation paid to members of the Executive Management in competing international companies. Annual grants of share-based instruments to members of the Executive Management are used primarily as an incentive to increase the long-term performance and success of Genmab A/S, and also in recognition of past contributions and accomplishments. The share-based instruments granted to the members of the Executive Management shall be in the form of RSUs. Vesting of share-based instruments is governed by applicable award agreements and programs, including certain “good leaver” and “bad leaver” provisions. The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient's importance for and participation in achieving the sustainability and long-term targets and strategies of Genmab A/S. RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from The members of the Executive Management may on an annual basis be granted share-based instruments corresponding to a fair value (at the time of grant) of up to six (6) times the member's annual base salary, calculated before any pension contribution and bonus payment, in the financial year of grant. The number of RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant. Vesting of RSUs granted to members of the Executive Management shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors. Such forward-looking performance criteria may include but will not be limited to one or more of the following criteria: development in sales and royalty payments relating to marketed products; development in and results of continued label expansion activities; entering into new or extended collaboration arrangements; progression of Genmab A/S’ R&D pipeline in clinical and pre-clinical phases and filings of INDs and/or CTAs in accordance with or exceeding projected expectations; development of new proprietary next-generation antibody technologies; and recruiting, retaining and developing a world-class team. 6030% to 7045%

Appendix 2: Remuneration Policy Page 11 Purpose and Link to Strategy Description of Component Maximum Opportunity Performance Metrics Relative Share of Component the date of grant, except in limited termination scenarios as described in this Remuneration Policy. Upon vesting, the holder of a restricted stock unit will receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK 1 per share as determined by the Board of Directors. If an Executive Management member’s employment ceases due to being a “bad leaver,” then any unvested RSUs shall be automatically forfeited. If an Executive Management member’s employment ceases as a result of being a “good leaver” (generally, a termination of employment without cause, a constructive termination of employment or a qualifying retirement), then a prorated share of the RSUs that are granted, but not yet vested, shall remain outstanding in accordance with their terms for the remainder of the vesting period and shall be settled at the same time and subject to the same conditions that apply to then-active participants in the RSU program and the terms of the RSU award agreement, and the remainder of the RSUs that are granted, but not yet vested, shall be automatically forfeited. Subject to any competitive or sensitivity considerations, Genmab A/S discloses further information in the financial reports at the end of the vesting period. Performance measures are linked to Genmab A/S’ financial and strategic priorities as an incentive to increase the future value of Genmab A/S but also in recognition of past contributions and accomplishments. The Compensation Committee reviews, at the end of the year, the performance against each of the measures and targets set to make recommendations to the Board of Directors regarding the level of award payable. The assessment as to whether the financial performance measures are achieved will generally be made on the basis of the audited Annual Report. The degree of achievement of the strategic performance measures will be assessed on the basis of externally and/or internally validated estimates.

Appendix 2: Remuneration Policy Page 12 Purpose and Link to Strategy Description of Component Maximum Opportunity Performance Metrics Relative Share of Component In the event of a change in control of Genmab A/S, the RSUs will vest in its entirety on a “double trigger” accelerated basis if the employment terms of the Executive Management member are materially changed to his or her detriment during the 12-month period following the change in control. The RSUs will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs, i.e., roll over or exchange into equivalent awards. Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.

Appendix 2: Remuneration Policy Page 13 Purpose and Link to Strategy Description of Component Maximum Opportunity Performance Metrics Relative Share of Component Sign-ons and Buyouts Enables Genmab A/S to offer an internationally competitive compensation package to attract qualified members of the Executive Management. A new member of the Executive Management may receive a sign-on payment upon engagement subject to certain claw-back provisions. Also, a new member of the Executive Management may receive a buyout payment to compensate for foregone compensation. Sign-on and/or buyouts may be in the form of RSUs, and/or cash. RSUs vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Remuneration Policy and may be subject to certain conditions such as continued employment of the Executive Management. Upon vesting, the holder of a restricted stock unit will receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK 1 per share as determined by the Board of Directors. Any sign-on payments to new members of the Executive Management (whether externally hired or internally promoted) will be limited to a value corresponding to four (4) times the annual base salary, whether in cash and/or RSUs. Buyouts (to make a recipient whole for forfeited opportunities) will not be capped but will be based on an objective estimate of the forfeited compensation in question. In the event that the sign-on and/or buyout is granted in the form of RSUs, the fair value of each RSU is equal to the closing market price on the date of grant. Vesting of RSUs granted to members of the Executive Management as sign-on or buyout shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors. Such forward-looking performance criteria may include the same criteria as described further above regarding RSUs and performance metrics. Not applicable.

Appendix 2: Remuneration Policy Page 14 Shareholding Requirements Motivate members of the Board of Directors elected by the General Meeting and members of the Executive Management over the longer term and aligned to strategy and creation of shareholder value. To further align the interests of the shareholders and the members of the Executive Management and members of the Board of Directors elected by the General Meeting, the applicable member shall be required to hold a number of Genmab A/S shares corresponding to the value of such member’s annual base salary or base fee, as follows.  Chief Executive Officer: Six (6) times base salary  Other members of the Executive Management: Two (2) times base salary  Members of the Board of Directors elected by the General Meeting: Four (4)Three (3) times base fee  Ownership may be built up normally over a period ending in the financial year five (5) years period after the later of: (i) date of adoption of the requirement or, (ii) the date of election to the Board of Directors, commencement of employment or promotion. Certain additional requirements for members of the Board of Directors elected by the General Meeting:  Shareholding build-up requirement: Members of the Board of Directors elected by the General Meeting who have not yet satisfied the shareholding requirement are only allowed to sell shares to cover tax liabilities applicable to shares received on the basis of vested restricted stock units (i.e., 100% after-tax retention ratio).  Post-service shareholding requirement: The shareholding requirement (as set forth above) applicable to members of the Board of Directors elected by the General Meeting will continue to apply for six (6) months after a member ceases to be a member of the Board of Directors. The fulfilment of the shareholding requirement is periodically reviewed. The Board of Directors may, on a reasonable and fair basis, diverge from this shareholding requirement in the event of hardship. Cash Severance and Other Benefits in Connection with Termination of Employment Providing appropriate severance benefits helps to attract and retain highly-qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with Genmab A/S, and by providing income continuity following an unexpected termination of employment Severance protection is designed to be fair and competitive and to aid in attracting and retaining experienced Executive Management members. When recruited from another company, an executive generally will seek to be protected in the event he or she is terminated without cause or if we take actions giving the executive good reason to terminate employment. We believe that the protection we provide, including the level of severance payments and post-termination benefits, is appropriate and within the range of competitive practice. For any service agreement entered into with a new member of the Executive Management after the date of adoption of this Remuneration Policy, the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration (as defined under the Danish Corporate Governance Recommendations). Note to the Remuneration Policy Table Above The Remuneration Policy was most recently approved by shareholder at the April 13, 2021, annual general meeting. Contracts entered into prior to the implementation of

Appendix 2: Remuneration Policy Page 15 the amendments being proposed for shareholder approval at the March 29, 2023, annual general meeting will be honored.Contracts entered into prior to the adoption of this Remuneration Policy being proposed for shareholder approval at the March 13, 2024, Annual General Meeting will be honored.

Appendix 2: Remuneration Policy Page 16 Consideration of Employee Compensation To ensure that the design of executive compensation programs takes account of employee compensation in Genmab, the Compensation Committee is briefed by the CEO and the Chief People Officer on pay and employment practice for Genmab’ employees generally. The Compensation Committee intends, as part of its work and as Genmab grows, to ensure that it keeps up-to-date on developments in all-employee pay so that the determination of executive compensation and the design of incentive programs in both are aligned to market practice and internally coherent. Clawback Policy Genmab A/S has adopted a Dodd-Frank Clawback Policy in accordance with the applicable provisions of The Nasdaq Stock Market LLC Listing Rules, applicable to certain erroneously awarded incentive-based compensation. In addition, Genmab A/S shall be entitled to reclaim in full or in part, on the basis of generally applicable principles of Danish law, variable components of compensation that were paid to the members of the Executive Management on the basis of misstated or erroneous data. The Board of Directors will keep emerging market practice under review. Service Contracts and Termination Payments (i) Board of Directors Members of the Board of Directors elected by the general meeting are elected for a period of one (1) year at the Annual General Meeting and are not subject to service contracts. Members of the Board of Directors are not entitled to termination or severance payments. (ii) Executive Management The services of the members of the Executive Management are subject to service agreements of indefinite duration but with termination provisions. Certain service agreements with current Executive Management members provide that in the event Genmab A/S terminates service without cause, Genmab A/S is obliged to pay the member of the Executive Management his/her existing salary for one (1) or two (2) years after the end of a one (1) year notice period. In the event of termination by Genmab A/S (unless for cause) or by a member of the Executive Management as a result of a change of control of Genmab A/S, Genmab A/S is contractually obliged to pay existing members of the Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two (2) years’ compensation in addition to a prolonged notice period of up to two (2) years. For service agreements with new members of Executive Management following effectiveness of the 2021 Remuneration Policy, the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration (as defined under the Danish Corporate Governance Recommendations). If a member of the Executive Management gives notice to Genmab A/S to terminate his or her contract, he or she is required to give six (6) months’ notice.

Appendix 2: Remuneration Policy Page 17 Change of Control Change of control provisions applicable to the compensation of the Executive Management are drawn up on the basis of the Danish legal definition of change of control, currently defined in the Danish Capital Markets Act, and any application thereof would be made with due consideration thereto. In the event of a change of control of Genmab A/S, the RSUs granted to members of the Board of Directors in December 2020 and thereafter will vest in its entirety on a “double trigger” accelerated basis, subject to the terms of the RSU programs. Share-based awards will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the outstanding share-based awards, i.e. roll over or exchange into equivalent awards. Temporary Deviation from the Remuneration Policy In accordance with the legislation, the Board of Directors may, on a temporary basis and in exceptional circumstances, deviate from the Remuneration Policy. The exceptional circumstances might be, for example, recruitment. The Board of Directors does not envisage that any deviations from the Remuneration Policy will be necessary. Deviations may apply to compensation components in the form of one-off bonuses, benefits, sign-on payments and buyout as well as exit conditions and to the relative share of each of those components and shall be decided by the Board of Directors based on a recommendation from the Compensation Committee. Any temporary deviations from the approved Remuneration Policy will be fully explained and disclosed in the Compensation Report. Publication and Commencement of Remuneration Policy Following approval at Genmab A/S’ Annual General Meeting on March 29, 2023 this Remuneration Policy will be published without undue delay on Genmab A/S' website (www.genmab.com). This Remuneration Policy was subsequently amended by the Board of Directors on August 3, 2023, as a consequence of the amendment of The Nasdaq Stock Market LLC Listing Rules regarding clawback standards. Following approval at Genmab A/S’ Annual General Meeting on March 13, 2024, this Remuneration Policy will be published without undue delay on Genmab A/S' website (www.genmab.com).

Appendix 2: Remuneration Policy Page 18 Appendix with summary of significant amendments Summary of significant amendments proposed at the ordinary general meeting on March 13, 2024March 29, 2023 Share-Based Compensation aAmendments 1. Eliminate the DKK 25 million cap on the grant date fair value for equity awards.Increase of the annual grant of restricted stock units for members of the Board of Directors (changes from one (1) time to two and a half (2.5) times the fixed annual base fee), the Deputy Chair (changes from one and a half (1.5) times to two and a half (2.5) times the fixed annual base fee) and for the Chair (changes from two (2) times to three (3) times the fixed annual base fee). 2. Eliminate the use of warrants as a share-based instrument. Accordingly, only restricted stock units (RSUs) will be permitted as a share-based instrument under the Remuneration PolicyEliminate the election grant of restricted stock units to members of the Board of Directors, so that newly elected members of the Board of Directors may no longer be granted restricted stock units up to four (4) times the fixed annual base fee upon their election. 3. Adjust the shareholding requirement so that ownership may be built up normally over a period ending in the financial year five (5) years after application of the shareholding requirement instead of over a five (5) year period. 3. Provide that the members of the Executive Management may on an annual basis be granted restricted stock units corresponding to a fair value (at the time of grant) of up to six (6) times (rather than up to four (4) times) the member's annual base salary. Shareholding Requirements – For Members of the Board of Directors Elected by the General Meeting 1. Increase shareholding requirement for members of the Board of Directors, so that members of the Board of Directors elected by the General Meeting are required to hold a number of Genmab A/S shares corresponding to four (4) times the annual base fee (increased from three (3) times the annual base fee). 2. Introduction of shareholding build-up requirement for members of the Board of Directors, so that members of the Board of Directors elected by the General Meeting who have not yet satisfied the shareholding requirement are only allowed to sell shares to cover tax liabilities applicable to shares received on the basis of vested restricted stock units. 3. Introduction of a post-service shareholding requirement for members of the Board of Directors, so that the applicable shareholding requirement applicable to members of the Board of Directors elected by the General Meeting will continue to apply for six (6) months after a member ceases to be a member of the Board of Directors.